SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4,

Willow House, Cricket Square, KY1-9010

Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No (X)

Nu Holdings Ltd. Reports Fourth Quarter and Full Year 2021 Financial Results

São Paulo, Brazil, February 22, 2022 – Nu Holdings Ltd. (NYSE: NU | B3: NUBR33), (“Nu” or the “Company”), one of the world’s largest digital banking platforms and one of the leading technology companies in the world, released today its Fourth Quarter and Full Year 2021 financial results. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (IFRS). The full earnings release has been made available on the Company’s Investor Relations website at www.investors.nu, as well as the details of the Earnings Conference Call Nu will hold today at 5:00pm Eastern time/7:00pm Brasília time.

“Nu is off to a strong start as a public company, as our fourth quarter performance makes clear. Nu’s stock exchange listings as well as our NuSócios program also opened the door for millions of Brazilians to be included in the capital markets. Maintaining our long-term orientation and putting customers first, we are now accelerating efforts to build out Nu’s powerful ecosystem, enhance our digital banking platform and accelerate expansion into our new geographic markets to improve financial access for many others”, said David Vélez, founder and CEO.

Q4’21 and FY’21 Results Snapshot

Below are Q4’21 and full year 2021 performance highlights of Nu Holdings Ltd.:

Operating Highlights:

●	Customer growth: Nu added 5.8 million customers in the quarter, reaching a total 53.9 million customers across Brazil, Mexico and Colombia.
●	Engagement and activity rates: Average Revenue per Active Customer (ARPAC) expanded to $5.6 in Q4'21 (from $3.3 in Q4’20) and the activity rate[1] to 76.3% (from 65.6% in Q4’20), with active customers reaching 41.1 million in the year-end. Nu estimates that over 55% of the monthly active customers that have been Nu customers for over a year have made Nu their primary banking account provider.
●	Low-cost operating platform: Monthly Average Cost to Serve Per Active Customer decreased 20.4% on an FX neutral basis (FXN)[2] to $0.9 in Q4´21 (and to $0.8 in 2021), while non-performing loan delinquency rates have remained below Nu´s historical averages and industry averages.

Financial Highlights:

●	Revenue: total revenue for Q4´21 reached $635.9 million, increasing year-over-year (YoY) by 224.3% FXN. In 2021, total revenue was $1.7 billion, setting a new record for the Company.
●	Gross Profit: totaled $226.9 million in Q4´21, increasing YoY 207% FXN, and increased to $732.9 million in 2021, up YoY 131.6% FXN. The gross margin was 35.7% in Q4´21 compared to 37.7% in Q4´20.

●	Adjusted Net income: Nu reported Adjusted Net Income of $3.2 million in Q4´21. In 2021, the Company reported an Adjusted Net Income of $6.6 million compared to an Adjusted Net Loss of $26.8 million in 2020. This was the first year the Company posted positive Adjusted Net Income.

Business highlights

●	Initial Public Offering (IPO): Nu’s IPO was the world’s largest dual listing since 2012, raising approximately $2.8 billion in gross proceeds, after the partial exercise of the underwriters’ option to purchase additional shares. It was the first-ever US IPO with a concurrent Brazilian Depository Receipt (BDR) offering in Brazil, through which the Company gifted a BDR to more than 7.5 million customers who joined the NuSócios program and which helped multiply the number of Brazilians financially included in the investments markets. The IPO also represented one of the largest-ever global Directed Share Programs (DSP), where over 800,000 people participated in Nu's offering. Historically, Nu estimates it was also the largest number of retail investors to participate in a Brazilian IPO.
●	Products: During 2021, Nu launched numerous new products and features, including Marketplace (currently with over 20 partners), Apple/Google/Whatsapp Pay, UltraViolet (premium card), Secured Cards, Life Insurance and Proprietary Funds. Nu has NPS levels 90 or above in the countries in which it operates.
●	SMEs: The base of SME customers almost tripled in 2021, growing from 0.5 million to 1.4 million.
●	M&A: During 2021, Nu closed the acquisition of Easynvest, the largest independent digital investment platform in Brazil, now NuInvest. The Company also closed the acquisitions of Juntos, a conversational platform, and SpinPay, a checkout solution provider, and announced the acquisition of Olivia, an AI-based personal finance management provider.
●	International expansion: Nu continues to see robust growth in Mexico, reaching 1.4 million customers at the end of 2021, expanding 1,243% YoY. It suggests Nu may have already become the largest issuer of new credit cards in the country in the same period.

Footnotes

1 Activity rate is defined as monthly active customers divided by the total number of customers as of a specific date.

2 FX neutral measures were calculated to present what such measures in preceding periods/years would have been had exchange rates remained stable from these preceding periods/years until the date of the Company’s more recent financial information.

CONFERENCE EARNINGS CALL DETAILS

Nu will hold a Conference Earnings Call today at 5:00pm Eastern time/7:00pm Brasília time with simultaneous translation in Portuguese and English.

To pre-register for this call, please click here

A replay of the webcast will be made available after the call on the Investor Relations page: click here.

Note on forward-looking statements and non-IFRS financial measures

This release contains forward-looking statements. All statements other than statements of historical fact contained in this release may be forward-looking statements and include, but are not limited to, statements regarding the Company’s intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-

looking statements due to various factors, including those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in our Annual Report on Form 20-F for the year ended December 31, 2021, which will be filed with the Securities and Exchange Commission. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company’s view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions.

This release speaks at the date hereof, and the Company is under no obligation to update or keep current the information contained in this release. Any information expressed herein is subject to change without notice. Any market or third-party data included in this release has been obtained by the Company from third-party sources; the Company can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data. This release includes financial measures defined as “non-IFRS financial measures” by the SEC, including Adjusted Net Income (Loss) and certain FX Neutral measures. For definitions of these non-IFRS financial measures and reconciliations to the most directly comparable IFRS financial measures, see the full earnings release available on the Company’s Investor Relations website a www.investors.nu. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS

About Nu

Nu is one of the world’s largest digital banking platforms, serving around 54 million customers across Brazil, Mexico and Colombia. As one of the leading technology companies in the world, Nu leverages proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is fostering the access to financial services across Latin America, connecting profit and purpose to create value for its stakeholders and have a positive impact on the communities it serves. For more information, please visit www.nubank.com.br

Contacts

Investors Relations Federico Sandler investors@nubank.com.br	Media Relations Leila Suwwan press@nubank.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2022

Nu Holdings Ltd.

By:	/s/ Guilherme Lago
Guilherme Lago Chief Financial Officer